UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):                     [x] Form 10-K   [  ] Form 20-F  [  ] Form 11-K  [ ] Form 10-Q   [  ] Form N-SAR

For Period Ended:  December 31, 2016

[   ]           Transition Report on Form 10-K

[   ]           Transition Report on Form 20-F

[   ]           Transition Report on Form 11-K

[   ]           Transition Report on Form 10-Q

    [   ]           Transition Report on Form N-SAR

For the Transition Period Ended: _______________

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I  -  REGISTRANT INFORMATION

Full Name of Registrant:                                                                                               Acquired Sales Corp.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):                                       31 N. Suffolk Lane

City, State and Zip Code:                                                                                              Lake Forest, Illinois 60045

PART II  -  RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[ X ](a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Forms 10-K, 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

 (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III  -  NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Company’s Annual Report on Form 10-K for the period ending December 31, 2016 cannot be completed because the Company’s independent public accountant has advised the Company that the independent public accountant will not audit the Company’s financial statements for such period until the Company has paid its audit fees and review fees incurred to date, which total approximately $73,000. These fees will not be paid to the Company’s independent public accountant until the capital has been raised to pay them. It is uncertain when this capital will be raised, if ever. Adding to the delay in the filing is the fact that after the audit has been completed, the Company will need additional time to complete the edgarization and XBRL process.

PART IV  -  OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification:

Gerard M. Jacobs	(847) 915-2446
(Name)	(Telephone number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed?  If answer is no, identify report(s):  [X]  Yes [   ]  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:

[ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Acquired Sales Corp.

 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2017

/s/ Gerard M. Jacobs By: Gerard M. Jacobs Its: Chief Executive Officer